CERTIFICATE OF QUALIFIED PERSON

Thomas Dyer, P. E.

MINE DEVELOPMENT ASSOCIATES
Mine Engineering Services
210 South Rock Blvd.
Reno, NV 89502
Ph +1-775-856-5700
Email: tdyer@mda.com

I, Thomas Dyer, P. E., do hereby certify that I am currently employed as Senior Engineer by Mine Development Associates, Inc., 210 South Rock Blvd., Reno, Nevada 89502 and:

1. I graduated with a Bachelor of Science degree in Mine Engineering from South Dakota School of Mines & Technology in 1996. I have worked as a Mining Engineer for 16 years since graduation.

2. I am registered as a Professional Engineer – Mining in the State of Nevada (# 15729). I am also a Registered Member of SME (# 4029995RM) in good standing.

3. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101. I am independent of Cerro Resources NL and all their subsidiaries as defined in Section 1.4 of NI 43-101 and in Section 3.5 of the Companion Policy to NI 43-101.

4. I am responsible for the preparation of the pit design and reserves, production scheduling, and mining operating and capital costs in sections 15, 16, 21.1 and 21.2 of this report titled **"Technical Report - First Stage Heap Leach Feasibility Study, Cerro del Gallo Project, Guanajuato, Mexico"** and dated June 29th, 2012 (the "Technical Report") relating to the Cerro del Gallo property.

5. I have had no previous involvement with Cerro Resources NL. on the property that is the subject of this Technical Report. I did visit the Cerro del Gallo site during June, 2010, which is the subject of the Technical Report.

6. To the best of my knowledge, information and belief, those sections for which I am responsible contain all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

7. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 29th day of June 2012.

Signed: [signature]
Thomas Dyer, P.E.

PROFESSIONAL ENGINEER - STATE OF NEVADA
THOMAS DYER
Exp. 12/31/12
MINING
No. 15729